EXHIBIT 21.1

PUMATECH, INC.

SUBSIDIARIES OF THE REGISTRANT

Subsidiaries	State or Other Jurisdiction of Incorporation
Pumatech International	California, USA
Puma Technology K.K.	Japan
NetMind Technologies, Inc.	California, USA
Starfish Software, Inc.	California, USA

All subsidiaries of the registrant are wholly-owned.